

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 22, 2010

<u>Via U.S. Mail and Facsimile to (805) 884-9972</u>

Mr. Paul Feller
Principal Executive Officer
Stratus Media Group, Inc.
3 East De La Guerra Street
Santa Barbara, CA 93001

> **Re: Stratus Media Group, Inc.**
> **Form 10-K/A (No. 1) for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q/A (No. 1) for the Fiscal Quarter Ended June 30, 2009**
> **Response Letter Dated December 15, 2009**
> **File No. 0-24477**

Dear Mr. Feller:

We issued comments to you on the above captioned filings on January 22, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 4, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 4, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services